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SECURITI 06007149 ISSION

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SEC FILE NUMBER
8-35643

RECEIVED MAR 2 4 2006 PROCESSING SECTION 213

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Houlihan Lokey Howard & Zukin Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Century Park West
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Mavredakis (310) 553-8871
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Avenue	Los Angeles	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
6/19/06

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

BB 3/31 AB 4/6

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Houlihan Lokey Howard & Zukin Capital, Inc. as of and for the year ended December 31, 2005 are true and correct. I further swear (or affirm) that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

State of California
County of LOS ANGELES } ss.

SUBSCRIBED AND SWORN TO BEFORE ME ON MARCH 21, 2006
BY JOHN G. MAVREDAKIS.

NOTARY PUBLIC

Notary Public

Signature

Senior Managing Director
Title

NATALIE LYNNE ROSENBLATT
Commission # 1550700
Notary Public - California
Los Angeles County
My Comm. Expires Feb 6, 2009

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
(x) (1) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.
(SEC I.D. No. 8-35643)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005, AND
INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Stockholder
Houlihan Lokey Howard & Zukin Capital, Inc.

We have audited the accompanying statement of financial condition of Houlihan Lokey Howard & Zukin Capital, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Houlihan Lokey Howard & Zukin Capital, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 21, 2006

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 3,808,224
Accounts receivable, net of allowance for doubtful accounts of $1,770,577 (Note 4)	20,196,534
Unbilled work in process	19,535,836
Receivable from affiliates (Note 3)	66,586,627
Income taxes receivable	7,786,841
Property and equipment—at cost, net of accumulated depreciation of $630,097	3,450
Other assets	19,997
TOTAL	$117,937,509

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 3,070,973
Deferred income	2,153,299
Deferred income taxes (Note 6)	13,041,789
Total liabilities	18,266,061
COMMITMENTS AND CONTINGENCIES (Note 5)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized, 1,000 shares; issued and outstanding, 1,000 shares	10
Additional paid-in capital	49,171,518
Retained earnings	50,499,920
Total stockholder's equity	99,671,448
TOTAL	$117,937,509

See notes to statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Nature of Operations—Houlihan Lokey Howard & Zukin Capital, Inc. (the "Company") is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Houlihan, Lokey, Howard & Zukin, Inc., a California corporation (the "Parent"). The Parent has another wholly owned subsidiary, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which is a corporation registered as an investment advisor under the Investment Advisers Act of 1940.

On October 30, 2005, the Parent entered into an agreement with ORIX USA Corporation, a Delaware corporation ("ORIX USA") (a wholly owned subsidiary of ORIX Corporation, a publicly owned Tokyo-based international financial services company), the Participating Shareholders of the Parent, the Shareholders Representative (as defined in the agreement), and FRAM Holdings Inc., a Delaware corporation ("Fram"). Pursuant to that agreement and other related documents, ORIX USA will acquire control of the Parent. Through the transactions entered into pursuant to the agreement and the related documents, effective on January 1, 2006, Fram becomes the sole shareholder of the Parent and, indirectly, of the Company. ORIX USA, directly and indirectly, will hold capital stock of Fram representing approximately 83.5% of the equity and voting power of Fram and the existing shareholders of the Parent will hold capital stock representing approximately 16.5% of the equity and voting power of Fram.

The Company offers financial services and financial advice to a broad clientele located throughout the United States, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, and Atlanta. Together, the Company, its Parent, and its subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

1. Mergers, acquisitions, and divestitures
2. Leveraged transactions and private placements of debt and equity
3. Financial strategic planning and corporate partnering
4. Tax-exempt financing

The Company exclusively concentrates its efforts toward the earning of professional fees. It does not handle customer investment accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates—The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the report date. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable—The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of outstanding receivables.

Revenue Recognition, Unbilled Work in Process, and Deferred Income—The Company performs professional services under various fee arrangements, including contingent fee arrangements. Contingent fees are recognized when the contingent terms of the contract are substantially realized. Estimated revenues under other fee arrangements are recorded in the statement of financial condition as unbilled work in process. Deferred income results when bills are rendered in advance of dates when revenues are recognizable.

Property and Equipment—Expenditures for property and equipment and for renewals and betterments that extend the originally estimated economic lives of assets are capitalized. Expenditures for maintenance, repairs, and other renewals of items are expensed. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts.

Income Taxes—The Parent and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions. Current income taxes receivable directly or indirectly to the Company are reported as income taxes receivable in the statement of financial condition. Income taxes payable to the Parent on the Company's behalf are offset against receivable from affiliates on the statement of financial condition. The tax benefits from stock compensation are recorded as additional paid-in capital.

Deferred taxes and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company commenced using the cash method of accounting on its 2004 return.

Investments Securities—The Company occasionally earns professional fees that are paid in a form other than cash, such as client securities, which may include options, warrants, stock, or similar securities. The cost basis of such securities is the amount of the fees for which such securities are taken as payment, which is equivalent to estimated fair value at the acquisition date. Investments are generally transferred to an affiliated company or Company employees and recorded as changes in receivable from affiliates or as compensation expense, respectively. The transfers are recorded at cost and the Company recognizes no gains or losses on these transactions. Investments retained are recorded at fair value.

3. RELATED-PARTY TRANSACTIONS

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Parent and its affiliates pay for all expenses of the Company and are reimbursed for such payments by the Company. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent, and other costs. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable is due on demand and bears interest at the prevailing prime interest rate; such rate was 7.25% at December 31, 2005.

Certain employees of the Company are granted shares of the Parent company's common stock ("Stock Grants") which vest evenly over three years. In December 2005, the vesting of the Stock Grants was accelerated resulting in additional stock compensation expense. The stock compensation expense related to the vesting of the Stock Grants and the related acceleration was recorded as a capital contribution from Parent.

4. ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLE

Balance—beginning of year	$ 2,306,217
Provision for bad debts	1,819,704
Charge-offs	(2,355,344)
Balance—end of year	$ 1,770,577

5. COMMITMENTS AND CONTINGENCIES

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions are not likely to have a material effect on the financial position of the Company.

6. INCOME TAXES

At December 31, 2005, the major components of net deferred income taxes are as follows:

Deferred tax assets:	
Accrued expenses	$ 1,348,830
Net operating loss carryforward	1,254,047
Deferred income	945,771
Bad debt expense	777,672
State taxes	738,690
Other	142,900
Total deferred tax assets	5,207,910
Deferred tax liabilities:	
Accounts receivable	(9,648,382)
Unbilled work in process	(8,601,317)
Total deferred tax liabilities	(18,249,699)
Net deferred tax liabilities	$ (13,041,789)

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the asset will be realized.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2005, the Company had net capital of $733,342, which was $483,342 in excess of its required net capital of $250,000.

* * * * * *

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

March 21, 2006

Houlihan Lokey Howard & Zukin Capital, Inc.
1930 Century Park West
Los Angeles, CA 90067-6802

In planning and performing our audit of the financial statements of Houlihan Lokey Howard & Zukin Capital, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated March 21, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP